Exhibit 23.1

The reverse stock split described in Note 30 to the consolidated financial statements has not been consummated at July 9, 2018. When it has been consummated, we expect to be in a position to furnish the following consent.

/s/ PricewaterhouseCoopers LLP

San Jose, California

July 9, 2018

“CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of Bloom Energy Corporation of our report dated March 7, 2018, except for the effects of the reverse stock split described in Note 30, as to which the date is                     , relating to the financial statements of Bloom Energy Corporation, which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

San Jose, California”